

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

James Foster
Chief Executive Officer
Virax Biolabs Group Limited
30 Broadwick Street
London, UK W1F 8LX

   Re: Virax Biolabs Group Limited
    Amendment No. 4 to Registration Statement on Form F-1
    Filed June 21, 2022
    No. 333-263694

Dear Mr. Foster:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-1

Explanatory Note, page i

1. We reissue comment 1 to the extent you have not revised the alternate prospectus cover page to include the disclosure from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to operations in China or Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

Prospectus Summary, page 1

2. We note the revised disclosure in response to comment 3 and that you deleted the three risk factors on page 62-63 as a result of restructuring the Class A and Class B ordinary

shares into a single class of ordinary shares. The third deleted risk factor, on page 63, advised potential security holders of the risks of holding shares in a controlled company after the offering. It appears that even without disparate voting rights, there will be a concentration of ownership post-offering, as shown in the Principal Shareholders table on page 145. Please tell us whether you would still be considered a "controlled company" under Nasdaq listing standards and if applicable, provide related disclosure on the cover page and in the risk factors section. Additionally, please provide risk factor disclosure highlighting the risks related to the concentration of ownership of your ordinary shares, including a discussion of the number of your executive officers and directors who are affiliated with your principal shareholders.

 You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lawrence Venick, Esq.